Exhibit 99.5

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000. If you have sold all of your shares in Realm Therapeutics plc, please pass this document and the accompanying Form of Proxy to the purchaser or to the agent through whom the sale was effected for onward transmission to the purchaser.

NOTICE OF ANNUAL GENERAL MEETING

Realm Therapeutics plc

(Registered in England and Wales No. 5789798)

On 16 May 2019, the Company announced that it had agreed to the terms of a recommended acquisition of the Company pursuant to which Essa Pharma Inc. (“Essa”), a public company incorporated under the laws of British Columbia, Canada, whose common shares are traded on the Nasdaq Stock Market and the TSX Venture Exchange, will acquire the entire issued share capital of the Company (the “Proposed Acquisition”). The Proposed Acquisition is to be effected by means of a scheme of arrangement (the “Scheme”) under Part 26 of the Companies Act 2006 (the “Companies Act”).

Notwithstanding the Proposed Acquisition, the Company is required under the Companies Act to hold an annual general meeting and address certain matters that are either required or of benefit to the Company, including in the event that the conditions to the Proposed Acquisition are not met and the Proposed Acquisition does not become effective. If the conditions to the Proposed Acquisition are met and the Proposed Acquisition does become effective, the effect of many resolutions may be limited or superseded by actions following the completion of the Proposed Acquisition. Shareholders should read carefully the scheme document circulated to shareholders on or about the date of this Notice of Annual General Meeting (the “Scheme Document”).

Notice is hereby given that the 2019 Annual General Meeting of Realm Therapeutics plc (the ‘‘Company’’) will be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS on 24 June 2019 at 10.00 a.m. to consider and, if thought fit, pass the following resolutions:

Ordinary Resolutions

1.	To receive the Company’s audited accounts for the year ended 31 December 2018, together with the Directors’ reports and the Auditor’s report on the accounts.
2.	To approve the Directors’ remuneration report as set out on pages 16 to 19 of the Company’s annual report for the year ended 31 December 2018.
3.	To re-appoint KPMG LLP as Auditor of the Company to hold office until the conclusion of the next general meeting at which audited accounts are laid before the Company.
4.	To authorise the Directors to determine the remuneration of the Auditor.
5.	To authorise the Directors generally and unconditionally pursuant to section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (together ‘‘relevant securities’’) up to an aggregate nominal amount of £7,770,794 comprising:
(a)	an aggregate nominal amount of £3,885,397, whether in connection with the same offer or issue as under (b) below or otherwise; and
(b)	an aggregate nominal amount of £3,885,397 in the form of equity securities (within the meaning of section 560(1) of the Companies Act 2006) in connection with an offer or issue by way of rights, open for acceptance for a period fixed by the Directors, to holders of ordinary shares (other than the Company) on the register on any record date fixed by the Directors in proportion (as nearly as may be) to the respective number of ordinary shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever, such authority to expire (unless renewed, varied or revoked by the Company in general meeting) on the earlier of fifteen months from the date this resolution is passed and the conclusion of the Annual General Meeting of the Company to be held in 2020, except that the Company may before such expiry make any offer or agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer or agreement as if such authority had not expired.

6.	To re-elect Balkrishan (Simba) Gill as a director.
7.	To re-elect Alex Martin as a director.
8.	To re-elect Charles Spicer as a director.
9.	To re-elect Marella Thorell as a director.

Special Resolution

10.	To empower the Directors pursuant to section 570 of the Companies Act 2006 to allot equity securities (as defined in section 560(1) of that Act) for cash pursuant to the general authority conferred on them by resolution 5 above as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:
(a)	any such allotment of equity securities in connection with an offer or issue by way of rights or other pre-emptive offer or issue, open for acceptance for a period fixed by the Directors, to holders of ordinary shares (other than the Company) on the register on any record date fixed by the Directors in proportion (as nearly as may be) to the respective number of ordinary shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and
(b)	any such allotment, otherwise than pursuant to paragraph (a) above, of equity securities having, in the case of ordinary shares, an aggregate nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into ordinary shares having an aggregate nominal amount, not exceeding the sum of £1,165,619.

This authority shall expire, unless previously revoked or renewed by the Company in general meeting, at such time as the general authority conferred on the Directors by resolution 5 above expires, except that the Company may at any time before such expiry make any offer or agreement that would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this resolution had not expired.

By order of the Board

Registered Office
Cannon Place
78 Cannon Street
London
Marella Thorell	EC4N 6AF
Company Secretary

29 May 2019

Notes:

1.	Voting on all resolutions will be conducted by way of a poll rather than on a show of hands.
2.	A member who is an individual is entitled to attend, speak and vote at the meeting or to appoint one or more other persons as his/her proxy to exercise all or any of his/her rights on his/her behalf. Further details of how to appoint a proxy, and the rights of proxies, are given in the paragraphs below.
3.	If the shareholder is a corporation, the Form of Proxy must be executed either under its common seal or signed by its attorney or by a duly authorised officer or corporate representative. As an alternative to appointing a proxy, any shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf, all of its powers as a member, provided that they do not do so in relation to the same shares. The Chairman of the Annual General Meeting may require a corporate representative to produce to the Company’s registrar, Equiniti Limited, his or her written authority to attend and vote at the Annual General Meeting at any time before the start of the Annual General Meeting. The representative shall not be entitled to exercise the powers conferred on them by the shareholder until any such demand has been satisfied.
4.	A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. To appoint a proxy or proxies shareholders must: (a) complete a Form of Proxy, sign it and return it, together with the power of attorney or other authority (if any) under which it is signed, to the Company’s registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA; (b) complete a CREST Proxy Instruction (as set out in paragraph 13 below); or (c) register the appointment of a proxy electronically at www.sharevote.co.uk (see paragraph 16 below), in each case so that it is received no later than 10.00 a.m. on 20 June 2019. To appoint more than one proxy, you will need to complete a separate Form of Proxy in relation to each appointment. A Form of Proxy for use in connection with the Annual General Meeting is enclosed with this document. If you do not have a Form of Proxy and believe that you should, please contact the Company’s registrars, Equiniti Limited on 0371 384 2050* (or, if calling from overseas, on +44 121 415 0259) or at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.
5.	Where more than one proxy is being appointed, you will need to state clearly on each Form of Proxy the number of shares in relation to which the proxy is appointed. A failure to specify the number of shares each proxy appointment relates to or specifying a number of shares in excess of those held by the member will invalidate the proxy appointment.
6.	The return of a completed Form of Proxy or any CREST Proxy Instruction (as described in paragraph 13 below) will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so.
7.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).
8.	Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘‘Nominated Person’’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.
9.	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 2, 3, 4 and 5 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.
10.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders included in the register of members of the Company at 6.30 p.m. on 20 June 2019 or, if the meeting is adjourned, in the register of members at 6.30 p.m. on the day that is two business days before the day of any adjourned meeting, will be entitled to attend and to vote at the Annual General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the share register after 6.30 p.m. on 20 June 2019, or, if the meeting is adjourned, in the register of members at 6.30 p.m. on the day that is two business days before the day of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

11.	As at 24 May 2019, the Company’s issued share capital comprised 116,561,917 ordinary shares of 10 pence each. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 24 May 2019 is 116,561,917.
12.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) of the meeting by using the procedures described in the CREST Manual (available via www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
13.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘‘CREST Proxy Instruction’’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID RA19), by the latest time for receipt of proxy appointments set out in paragraph 4 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
14.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed any voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
15.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
16.	You may, if you wish, register the appointment of a proxy electronically by visiting www.sharevote.co.uk. To use this service you will need your Voting ID, Task ID and Shareholder Reference Number printed on the accompanying Form of Proxy. Full details of the procedure are given on the website at www.sharevote.co.uk.
17.	Under section 527 of the Companies Act 2006 members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Annual General Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business that may be dealt with at the Annual General Meeting includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

18.	Any member attending the meeting has the right to ask questions. The Company must answer any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.
19.	Shareholders may change proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact contact the Company’s registrars, Equiniti Limited, on 0371 384 2050* (or, if calling from overseas, on +44 121 415 0259) or at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
20.	A shareholder may change a proxy instruction but to do so you will need to inform the Company in writing by sending a signed hard-copy notice clearly stating your intention to revoke your proxy appointment to the Company’s registrars, Equiniti Limited, at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. In the case of a shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice. The revocation notice must be received by the Company’s registrars Equiniti no later than 10.00 a.m. on 20 June 2019. If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.
21.	A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.
22.	You may not use any electronic address provided in this Notice, or any related documents including the Form of Proxy, to communicate with the Company for any purposes other than those expressly stated.
23.	A copy of this Notice can be found at www.realmtx.com.

*       Lines are open 8.30 a.m. to 5.30 p.m., Monday to Friday (excluding public holidays in England and Wales).

EXPLANATORY NOTES

On 16 May 2019, the Company announced that it had agreed to the terms of a recommended acquisition of the Company pursuant to which Essa Pharma Inc. (“Essa”), a public company incorporated under the laws of British Columbia, Canada, whose common shares are traded on the Nasdaq Stock Market and the TSX Venture Exchange, will acquire the entire issued share capital of the Company (the “Proposed Acquisition”). The Proposed Acquisition is to be effected by means of a scheme of arrangement (the “Scheme”) under Part 26 of the Companies Act 2006 (the “Companies Act”).

Notwithstanding the Proposed Acquisition, the Company is required under the Companies Act to hold an annual general meeting and proposes the following business that is either required or of benefit to the Company, including in the event that the conditions to the Proposed Acquisition are not met and the Proposed Acquisition does not become effective. If the conditions to the Proposed Acquisition are met and the Proposed Acquisition does become effective, the effect of many resolutions may be limited or superseded by actions following the completion of the Proposed Acquisition. Shareholders should read carefully the scheme document circulated to shareholders on or about the date of this Notice of Annual General Meeting (the “Scheme Document”).

Resolution 1 – Receipt of Accounts

The Directors are required by the Companies Act to present to the shareholders of the Company at a general meeting the reports of the Directors and Auditor and the audited accounts for the year ended 31 December 2018.

Resolution 2 – Directors’ Remuneration Report and Remuneration Policy

Under the provisions of the Companies Act and regulations thereunder that now apply to the Company, the Company must prepare an annual report on Directors’ remuneration and put that report to an advisory vote by way of ordinary resolution. The Directors’ remuneration report, which is contained on pages 16 to 19 of the Company’s annual report for the year ended 31 December 2018, gives details of the Directors’ remuneration for the year ended 31 December 2018.

In addition, under the provisions of the Companies Act and regulations thereunder that now apply to the Company, the Directors’ remuneration policy must be put to a binding vote at least once every three years.

Subject to the satisfaction or (if capable of waiver) waiver of the conditions to the Scheme and the Proposed Acquisition set out in Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of the Scheme Document, it is expected that the Scheme will become effective on or around 2 July 2019. If the Scheme becomes effective, and the Proposed Acquisition is therefore completed, the Company will become a wholly-owned subsidiary of Essa, the American Depository Shares (“ADSs”) representing the Company’s ordinary shares will be de-listed from the Nasdaq Stock Market and the Company is expected to be re-registered as a private limited company under the Companies Act. As a result, the Company will no longer be a quoted company under the Companies Act and a remuneration policy will not be required. Further Essa intends that all the employment of all Company employees will be terminated when the Scheme becomes effective. It is noted that upon termination of their employment, including as a result of the Proposed Acquisition, certain severance payments will become due to the Executive Directors as set out in paragraph 4 of Part V (Additional Information) of the Scheme Document.

If the Scheme does not become effective, and the Proposed Acquisition is therefore not completed, the Directors intend to publish an updated Directors’ remuneration policy and will propose at a general meeting of the Company an ordinary resolution to approve such updated Directors’ remuneration policy as soon as is reasonably practicable to do so.

Resolutions 3 and 4 – Auditor’s re-appointment and remuneration

These resolutions seek shareholder approval for the re-appointment of KPMG LLP as Auditor and also gives the Directors the authority to determine their remuneration.

Resolution 5 – Authority to the Directors to allot shares

The Companies Act provides that the Directors may only allot shares if authorised by shareholders to do so. Resolution 5 will, if passed, authorise the Directors to allot shares up to an aggregate nominal amount of £7,770,794, which represents an amount approximately equal to two-thirds of the aggregate of the issued share capital of the Company as at 24 May 2019 (the latest practicable date prior to the publication of this Notice).

As provided in paragraph (a) of the resolution, up to half of the authority (equal to the first one-third) will enable Directors to allot and issue new shares in whatever manner (subject to pre-emption rights) they see fit. Paragraph (b) of the resolution provides that the remainder of the authority (equal to a further one-third) may only be used in connection with a rights issue in favour of ordinary shareholders. As paragraph (a) imposes no restrictions on the way the authority may be exercised, it could be used in conjunction with paragraph (b) so as to enable the whole two-thirds authority to be used in connection with a rights issue.

The authority will expire at the earlier of the date that is fifteen months after the date of the passing of the resolution and the conclusion of the next Annual General Meeting of the Company.

Passing resolution 5 will ensure that the Directors continue to have the flexibility to act in the best interests of shareholders, when opportunities arise, by issuing new shares. There are no current plans to issue new shares in the Company and the Company is restricted from doing so under the terms of the implementation agreement with Essa dated 15 May 2019 until the earlier of the effective date of the Scheme and the date of termination of such agreement (save with Essa’s consent, such consent not to be unreasonably withheld, conditioned or delayed).

As at 24 May 2019, the latest practicable date prior to the publication of this Notice, the Company had 116,561,917 ordinary shares of 10 pence each in issue. No shares are held in treasury.

Resolutions 6, 7, 8 and 9 – Re-election of Directors

Since they were not appointed or re-appointed at either of the last two Annual General Meetings before this Annual General Meeting, each of Balkrishan (Simba) Gill, Alex Martin, Charles Spicer and Marella Thorell will be retiring at the Annual General Meeting in accordance with the Company’s Articles of Association and, being eligible, will offer themselves for re-election.

Resolution 10 – Partial disapplication of statutory pre-emption rights

The Companies Act requires that, if the Company issues new shares for cash, it must first offer them to existing shareholders in proportion to their current holdings. It is proposed that the Directors be authorised to issue shares for cash without offering them to shareholders first up to an aggregate nominal amount of £1,165,619 (representing approximately 10% of the aggregate of the issued share capital of the Company as at 24 May 2019 (the latest practicable date prior to the publication of this Notice)) and to modify statutory pre-emption rights to deal with legal, regulatory or practical problems that may arise on a rights or other pre-emptive offer or issue.

The Directors consider this authority necessary in order to give them flexibility to deal with opportunities as they arise, in the event that the Proposed Acquisition does not become effective, subject to the restrictions contained in the resolution and highlight the following factors, which they consider to be relevant to their recommendation to vote in favour of resolution 10:

(a)	stock markets for biopharmaceutical companies can be extremely volatile and opportunities for equity fundraising can open and close very quickly. The prescribed period of time for which pre-emptive issues must remain open can prejudice the ultimate success of an issue and invariably expose the share price to downward pressure; and

(b)	the authority could be used, for example, to issue equity for cash to advance the Company’s clinical development and expand potential therapeutic areas the Company may pursue. This would further the Company’s overall strategic objective to continue to add shareholder value.

In keeping with the Company’s policy of open and clear communication with shareholders, the Company would consult with major shareholders ahead of any issue of equity on a non pre-emptive basis.

Directors’ Recommendation

Resolutions 1 to 9 are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolution 10 is proposed as a special resolution. This means that, for this resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

The Directors consider all of the resolutions set out in the Notice of Annual General Meeting and explained above to be in the best interests of the Company and its shareholders as a whole. Those Directors who hold ordinary shares and/or ADSs in the capital of the Company will be voting in favour of them and unanimously recommend that shareholders do so as well.